DEXIA



RECEIVED
2006 OCT 30 P 1:16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

October 12nd, 2006

***Attention**: Special Counsel/Office of International Corporate Finance*

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

Dear Sir or Madam

We send you enclosed the English version of the press releases of October 12nd 2006.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

PROCESSED
NOV 01 2006
THOMSON
FINANCIAL

Olivier Van Herstraeten
Secretary General
Dexia S.A.

Dexia SA
Place Rogier 11 – B-1210 Brussels – Phone: +32 2 213 57 00 – Fax: +32 2 213 57 01
Internet: http://www.dexia.com – Account No. 068-2113620-17 – RPM Brussels VAT BE 0458.548.296
7 à 11, quai André Citroën – B. P. 1002 – F-75901 Paris cedex 15 – Phone: +33 1 43 92 77 77 – Fax: +33 1 43 92 70 00




DEXIA

GE
Commercial Finance

PRESS RELEASE

GE COMMERCIAL FINANCE SIGNS AGREEMENT WITH DEXIA GROUP TO ACQUIRE BANQUE ARTESIA NEDERLAND

12 October, 2006: GE Commercial Finance, the business-to-business financing arm of GE (NYSE:GE), today signed an agreement with Dexia Group (Euronext: DEXB), the European banking group, to acquire 100% of its subsidiary Banque Artesia Nederland N.V. for an undisclosed amount. The transaction is subject to regulatory approval.

Banque Artesia Nederland, headquartered in Amsterdam and founded in 1872, is a well established and internationally respected bank, particularly in the corporate lending and mid-market space, with €4.7 billion in assets ($6 billion), nine branches throughout the Netherlands and nearly 300 employees. It is a full service bank, offering corporate lending and a broad range of commercial banking products including trade and export finance. In addition, the bank has a private banking and wealth management business. In 2005, the bank delivered a net profit of €28.4 million ($36 million).

"Banque Artesia Nederland will be a great acquisition for GE Commercial Finance and will transform our presence in the Netherlands. It has a high quality, experienced management team, strong regional network, good product mix and an excellent name in the market," explained Mike Neal, Vice Chairman of GE and President and CEO of GE Commercial Finance. "We intend to support the bank's continued growth and expansion and this deal furthers our ambition to become a leading provider of financing solutions to customers in all major European markets."

GE Commercial Finance already has a presence in the Dutch market via its equipment financing and fleet business GE Capital Solutions. This acquisition will create a significant new platform for GE Commercial Finance's lending business, which already has a major presence across Europe.

"We're excited that GE supports our course and direction for growth and will also assist in expanding the company's reach with the introduction of new products and services," said Steven Prins, CEO of Banque Artesia Nederland. "We are well positioned for growth in the market, with a solid customer base and a long track record of customer service."

Axel Miller, CEO of Dexia, said: "The sale of Banque Artesia Nederland is clearly in line with the recent review of Dexia's activity, portfolio and strategy. Dexia is convinced that the new shareholder of Banque Artesia Nederland will grant the bank and its employees good opportunities




DEXIA

GE
Commercial Finance

for further development. Dexia is also confident that the high quality of service offered by Banque Artesia Nederland to clients will be pursued."

Pursuant to the sale of Banque Artesia Nederland, Dexia will report a capital gain of approximately € 275 million.

Notes to editors:
For more information, please contact:

GE Commercial Finance
Will Spiers D: +44 207 302 6454 M: +44 7971 276757 Email: William.spiers@ge.com

Banque Artesia Nederland
Steven Prins, CEO: M: 00 31 20 5204 911

Dexia
Ulrike Pommée (Press Relations): +32 2 213 50 81
Anne Garsoux (Investor Relations): +32 2 213 57 49

About GE Commercial Finance
GE Commercial Finance is the business-to-business finance unit of General Electric. With deep industry expertise and lending, leasing and financing services of every kind, GE Commercial Finance plays a key role in helping its customers grow. Conducting business in 35 countries, GE Commercial Finance has assets of over US$215 billion and is headquartered in Norwalk, Connecticut, USA.

About Dexia, a European Banking Group, World Leader in Public Finance
Dexia was born of the alliance in 1996 of two major players in local public finance in Europe: Crédit local de France and Crédit Communal de Belgique. Dexia, with a market capitalization of EUR 23.4 billion per September 30, 2006, ranks today among the 20 largest financial institutions of the euro zone, and has one of the highest credit ratings in the banking industry. The development strategy of Dexia is based on the two pillars of the Group : Public/Project Finance worldwide and Universal Banking in Europe.

Dexia SA - 11, Place Rogier, B-1210 Brussels / 7-11, Quai André Citroën, F-75901 Paris
Account No. 068-2113620-17 - RPM Brussels VAT BE 0458.548.296